Filed Pursuant to Rule 424(b)(3)
                                                           File No. 333-62911-04



                          MORGAN STANLEY CAPITAL I INC.
                  COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES
                                SERIES 1999-CAM1

Supplement, dated August 11, 1999, to Prospectus Supplement dated July 9, 1999

RECENT DEVELOPMENTS

      On August 10, 1999, General American Life Insurance Company ("GAL"), the majority seller of the mortgage loans, announced that it was unable to meet substantial demand for surrenders arising from its funding agreement business without jeopardizing interests of its other policyholders. GAL also announced that it was placed under an order of administrative supervision by the Missouri Department of Insurance, which means that such department has the power to approve or veto major decisions of GAL. In addition, the insurance financial strength rating of GAL has been downgraded from "A2" to "Ba1" by Moody's Investors Service, and from "AA-" to "R" by Standard & Poor's. A rating of "R" from Standard & Poor's means the insurer has experienced a regulatory action.

      There can be no assurance that the financial condition of GAL will not further deteriorate, that the insurance financial strength ratings will not be further downgraded, or that the events described herein will not adversely affect the ability of GAL to fulfill its obligation to repurchase any mortgage loan if certain document defects or breaches of representations or warranties occur, as described on pages S-87 and S-88 of the Prospectus Supplement.

      As described on pages S-89 and S-90 of the Prospectus Supplement, Conning Asset Management Company, the Master Servicer and Special Servicer, is a majority-owned subsidiary of GAL. There can be no assurance that the financial condition of GAL would not have an adverse impact on Conning's ability to meet its obligations as Master Servicer or Special Servicer.